Free Writing Prospectus dated January 21, 2025
Preliminary Prospectus dated January 21, 2025
Registration Statement No. 333-284141
Filed Pursuant to Rule 433 under the Securities Act of 1933

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for informational purposes only and does not constitute, and is not intended to be, an invitation or offer to acquire, purchase or subscribe for, or offer to sell or a solicitation of any offer to buy securities in Hong Kong, the United States or elsewhere. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Neither this announcement nor any content contained herein shall form the basis of any contract or commitment whatsoever. Such offer or invitation will be made only by means of a prospectus that will contain detailed information about the issuer, as well as financial statements and only in jurisdictions in which such offer or invitation may legally and validly be made.
Smithfield has filed a registration statement on Form S-1 (File No. 333-284141) (including a preliminary prospectus (the “Preliminary Prospectus”)) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Smithfield has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Smithfield, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-(866) 718-1649. The registration statement, including the Preliminary Prospectus, may be accessed at the following link: https://www.sec.gov/Archives/edgar/data/91388/000162828025001928/smithfieldfoods-sx1a1.htm.

WH Group Limited
萬 洲 國 際 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 288)
(1)UPDATE IN RELATION TO THE PROPOSED SPIN-OFF AND SEPARATE LISTING OF SMITHFIELD FOODS, INC.;
(2)PRELIMINARY RESULTS OF THE SMITHFIELD GROUP FOR THE THREE MONTHS ENDED DECEMBER 29, 2024; AND
(3)NOTICE OF BOARD MEETING

On 21 January 2025 (New York time), Smithfield made a public filing of the Preliminary Prospectus with the SEC. Subject to the final terms of an underwriting agreement to be agreed upon by Smithfield, the Underwriters and SFDS (an indirect wholly-owned subsidiary of the Company), as selling shareholder, and to market conditions, the Smithfield Offering is expected to consist of an initial offering of 17,400,000 Smithfield Shares to be sold by Smithfield and 17,400,000 Smithfield Shares to be sold by SFDS. The Underwriters will also have an option to purchase up to 5,220,000 additional Smithfield Shares from SFDS upon exercise of the Over-allotment Option.
The initial offer price of each Smithfield Share is expected to be between US$23.00 (equivalent to approximately HK$178.94) and US$27.00 (equivalent to approximately HK$210.06).
As of the date of this announcement, the Proposed Spin-off and the listing of the Smithfield Shares are subject to, among other things, the approval of relevant authorities (including the Nasdaq Global Select Market and the SEC), market conditions and other considerations. Accordingly, Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off and the listing of the Smithfield Shares will take place and, if so, when they may take place. Shareholders and potential investors of the Company should exercise caution when dealing in or investing in the securities of the Company.

References are made to the announcements of WH Group Limited (the “Company” or “WH Group”) dated 14 July 2024 and 6 January 2025 and the circular of the Company dated 18 November 2024 (the “Circular”) in relation to, among other things, the Proposed Spin-off involving the proposed separate listing of the shares of Smithfield Foods, Inc. (“Smithfield”) on the Nasdaq Global Select Market (the “Smithfield Offering”). Capitalised terms used herein shall have the same meanings as defined in the Circular, unless otherwise stated.
UPDATE IN RELATION TO THE PROPOSED SPIN-OFF
On 21 January 2025 (New York time), Smithfield made a public filing of amendment No. 1 to the registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on 6 January 2025, as amended, that includes a prospectus with a price range (the “Preliminary Prospectus”) to the SEC. Subject to the final terms of an underwriting agreement to be agreed upon by Smithfield, the underwriters (the “Underwriters”) and SFDS UK Holdings Limited (“SFDS”, an indirect wholly-owned subsidiary of the Company), as selling shareholder, and to market conditions, the Smithfield Offering is expected to consist of a total offering of 40,020,000 Smithfield Shares, assuming full exercise of the Over-allotment Option (as defined below) by the Underwriters:
•an initial offering of 17,400,000 Smithfield Shares to be sold by Smithfield and 17,400,000 Smithfield Shares to be sold by SFDS, assuming the Over-allotment Option (as defined below) is not exercised; and
•an over-allotment option, which may be exercised by the Underwriters, for up to 5,220,000 additional Smithfield Shares, such option to be granted by SFDS to the Underwriters (the “Over-allotment Option”).
Assuming full exercise of the Over-allotment Option by the Underwriters and the number of Smithfield Shares described above being allotted and issued, the shareholding of WH Group in Smithfield will be diluted and reduced from 100% as at the date of this announcement to approximately 89.9% (excluding the provision of the Assured Entitlement) upon completion of the Smithfield Offering.
Smithfield will remain a subsidiary of the Company, and the financial results and position of the Smithfield Group will continue to be consolidated into the accounts of WH Group upon completion of the Proposed Spin-off.
Offer Price
The initial offer price of each Smithfield Share is expected to be between US$23.00 (equivalent to approximately HK$178.94) and US$27.00 (equivalent to approximately HK$210.06). Based on such expected price range, the market capitalisation of Smithfield will, immediately upon completion of the Smithfield Offering, be between approximately US$9.14 billion (equivalent to approximately HK$71.12 billion) and US$10.73 billion (equivalent to approximately HK$83.49 billion).
It is expected that Smithfield, SFDS and the Underwriters will determine the final offer price and enter into an underwriting agreement in respect of the Smithfield Offering on or about 27 January 2025 (New York time).
Intended Use of Proceeds
The net proceeds to be received by Smithfield from the Smithfield Offering are estimated to be approximately US$400 million (equivalent to approximately HK$3,115 million), based on an assumed initial offering price of US$25.00 per Smithfield Share, the midpoint of the estimated initial offer price range set forth on the front cover of the Preliminary Prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by Smithfield. Smithfield intends to use the net proceeds from the Smithfield Offering for general corporate purposes, including capital investments in infrastructure, automation, and capacity expansion.
The net proceeds to be received by WH Group from the sale of the Smithfield Shares by SFDS are estimated to be approximately US$415 million (equivalent to approximately HK$3,232 million), or approximately US$540 million (equivalent to approximately HK$4,202 million) if the Underwriters exercise their Over-allotment Option to purchase additional Smithfield Shares in full, based on an assumed initial offering price of US$25.00 per Smithfield Share, the midpoint of the estimated initial offer price range set forth on the front cover of the Preliminary Prospectus, after deducting the estimated expenses payable by SFDS. WH Group intends to use the net proceeds to be received from the Smithfield Offering for general working capital purposes.
Conditions to the Smithfield Offering
The Smithfield Offering is conditional on, among other things, the following:
•the Registration Statement being declared effective by the SEC and the Nasdaq Global Select Market granting approval for the listing of the Smithfield Shares; and
•the entering into by Smithfield, SFDS and the Underwriters of an underwriting agreement for the purchase by the Underwriters of a number of Smithfield Shares specified therein, the satisfaction of certain conditions to closing set forth in the underwriting agreement and the underwriting agreement not being terminated in accordance with its terms or otherwise, on or before the date and time to be specified therein.
If these or any other applicable conditions are not fulfilled or waived (if applicable) prior to the dates and times to be specified, the Smithfield Offering and thus the Proposed Spin-off will lapse, and a notice will be published by WH Group as soon as practicable after such lapse.
Preliminary Results of the Smithfield Group for the Three Months Ended December 29, 2024
The Preliminary Prospectus contains, among other things, the estimated preliminary results of the Smithfield Group for the fourth quarter of 2024. The following table reflects certain preliminary results for the three months ended December 29, 2024 and actual results for the three months ended December 31, 2023:

	Three Months Ended
	December 29, 2024 (estimated)		December 31, 2023 (actual)
	Low	High
	(in US$ millions except margin data)
Consolidated Statements of Income Data:
Sales	$3,873	$3,953	$3,998
Gross profit	515	543	285
Operating profit (loss)	307	335	(116)
Net income (loss) from continuing operations	$195	$223	(131)
Net income (loss) margin from continuing operations	5.0%	5.6%	(3.3)%

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$924	$962	$687
Current portion of long-term debt and finance lease obligations	—	6	27
Long-term debt and finance lease obligations	1,979	2,019	2,006

Non-GAAP Financial Measures:
EBITDA from continuing operations	$404	$424	$(24)
Adjusted EBITDA from continuing operations	$383	$403	$279
Adjusted EBITDA margin from continuing operations	9.9%	10.2%	7.0%
____________
(1)Smithfield defines working capital as current assets less current liabilities.
For the three months ended December 29, 2024, it is estimated that the Smithfield Group’s sales will range from US$3,873 million to US$3,953 million, as compared to US$3,998 million for the three months ended December 31, 2023. The decrease year-over-year was primarily due to lower sales in its Mexico operations and lower external hog and grain sales. These decreases were largely offset by higher sales in its Packaged Meats and Fresh Pork segments attributable to higher average sales prices.

For the three months ended December 29, 2024, it is estimated that the Smithfield Group’s gross profit will range from US$515 million to US$543 million, as compared to US$285 million for the three months ended December 31, 2023. The increase in gross profit was primarily due to a decrease in cost of sales, which outweighed the decrease in sales. The decrease in cost of sales was primarily attributable to the following factors:
•a reduction in raw material costs driven by fewer hogs produced, lower feed ingredient prices and a reduction of grain sales to external customers, partially offset by higher live hog costs.
•a reduction in costs associated with its West Coast exit and hog production reform activities.
•manufacturing and distribution cost improvements.
For the three months ended December 29, 2024, it is estimated that the Smithfield Group’s operating profit will range from US$307 million to US$335 million, as compared to an operating loss of US$116 million for the three months ended December 31, 2023. In addition to the increase in gross profit, operating results improved from a decrease in selling, general and administrative expenses, or SG&A, and an increase in operating gains year-over-year. The decrease in SG&A was primarily driven by a decrease in accruals for litigation matters, partially offset by an increase in variable compensation expense attributable to the improvement in profitability. Operating gains increased year-over-year primarily due to the sale of its hog production assets in Utah in the fourth quarter of 2024.
For the three months ended December 29, 2024, it is estimated that the Smithfield Group’s net income from continuing operations will range from US$195 million to US$223 million, as compared to a net loss from continuing operations of US$131 million for the three months ended December 31, 2023. The improvement was primarily due to the increase in operating results and an improvement in results from its equity method investments. The improvement in results from equity method investments was primarily due to the recognition of US$49 million in charges and costs in the prior year in connection with the West Coast exit and hog production reform activities.
These estimated preliminary results are prepared in accordance with U.S. generally accepted accounting principles and are based on the information currently available to Smithfield as at the date of the Preliminary Prospectus. Accordingly, the actual results may differ from the estimated preliminary results presented therein and will not be finalized until after the completion of the Smithfield Offering.
ASSURED ENTITLEMENT AND NOTICE OF BOARD MEETING
In accordance with the requirements of paragraph 3(f) of PN15, the Board proposes to give due regard to the interests of the Shareholders by providing them with an assured entitlement to Smithfield Shares by way of a distribution in specie of existing Smithfield Shares (or cash alternative for those Shareholders who elect to receive cash in lieu of Smithfield Shares, who are located in the U.S. or are U.S. persons (as defined in Regulation S), or are otherwise not qualified to receive the Smithfield Shares), in proportion to their respective shareholdings in the Company. Based on the Board’s preliminary estimate and expectation, it is proposed that the Shareholders will be entitled to dividends in specie of Smithfield Shares held by the Company, representing approximately 0.35% to 0.45% of the total issued share capital of Smithfield as enlarged by the Smithfield Offering. The scale and terms of distribution in specie have not been finalized and will be announced by the Company in due course.

The Board hereby announces that, under Rule 13.43 of the Listing Rules, a meeting of the Board will be held on 6 February 2025 for the purposes of considering the Assured Entitlement. Details of the terms of the proposed Assured Entitlement have not yet been finalised as at the date of this announcement. The Company will announce the declaration and detailed terms of the proposed Assured Entitlement immediately after it is declared in accordance with the requirements under Rule 13.45 of the Listing Rules.
As at the date of this announcement, the Proposed Spin-off and the listing of the Smithfield Shares are subject to, among other things, the approval of relevant authorities (including the Nasdaq Global Select Market and the SEC), market conditions and other considerations. Accordingly, Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off and the listing of the Smithfield Shares will take place and, if so, when they may take place. Shareholders and potential investors of the Company should exercise caution when dealing in or investing in the securities of the Company.
For the purpose of this announcement, unless otherwise indicated, the exchange rate of US$1.00 = HK$7.78 has been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at such rate or any other rate or at all on the date or dates in question or any other date.

By Order of the Board
WH Group Limited
Wan Long
Chairman
Hong Kong, 21 January 2025
As at the date of this announcement, the executive Directors are Mr. WAN Long, Mr. GUO Lijun, Mr. WAN Hongwei, Mr. MA Xiangjie and Mr. Charles Shane SMITH; the non-executive Director is Mr. JIAO Shuge; and the independent non-executive Directors are Mr. HUANG Ming, Mr. LAU, Jin Tin Don and Ms. ZHOU Hui.